Exhibit 99.1

AGNICO EAGLE ANNOUNCES FAVOURABLE
GLASS LEWIS RECOMMENDATION FOR MERGER

•	Agnico Shareholders are encouraged to vote well in advance of the proxy voting deadline at 10:00 a.m. (Toronto time) on November 24, 2021.

Toronto (November 15, 2021) – Agnico Eagle Mines Limited (TSX:AEM, NYSE:AEM) (“Agnico Eagle”) is pleased to announce that Glass, Lewis & Co. (“Glass Lewis”), a leading independent proxy advisory firm has recommended that Agnico Eagle shareholders vote “FOR” the matters to be voted on at the special meetings of shareholders in connection with the previously announced merger of equals (the “Merger”) with Kirkland Lake Gold Ltd. (TSX:KL, NYSE:KL, ASX:KLA) (“Kirkland Lake Gold”). With this positive recommendation, Agnico Eagle and Kirkland Lake Gold have now received positive voting recommendations with respect to the Merger from Glass Lewis and Institutional Shareholder Services Inc., the two leading independent proxy advisory firms that provide voting recommendations to institutional investors.

Recommendation to Agnico Eagle Shareholders

In recommending that shareholders of Agnico Eagle vote “FOR” the issuance of Agnico Eagle common shares to shareholders of Kirkland Lake Gold pursuant to the Merger, Glass Lewis stated, among other things:

•	“At a high level, as discussed at length in the joint circular, the arrangement will combine two large, efficient gold operators primarily exposed to a selection of low-risk mining jurisdictions, with the arrangement ultimately expected to create the largest gold producer in Canada. The boards expect the tie-up to unlock substantial synergy opportunities, both in terms of geographic compatibility and with respect to standard scale and procurement architecture. … This enhanced operational efficiency is expected to be utilized to advance a combined pipeline of development opportunities within the existing properties of [Agnico Eagle] and [Kirkland Lake Gold], prospectively unlocking additional value over the long term. In short, we believe this framework is very compelling and fairly straightforward.”

•	“Taken collectively, then, we believe there is adequate cause for investors to conclude the proposed arrangement is a strategically compelling merger of equals resulting from a lengthy and considered review yielding scrip-for-scrip terms reasonably reflective of the relative performance, resources and market value of the two firms involved. Accordingly, we recommend shareholders vote FOR.”

Shareholder Questions and Assistance

If you have any questions regarding the special meeting of Agnico Eagle shareholders, please contact Agnico Eagle’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

For further information regarding Agnico Eagle, contact Investor Relations at info@Agnico Eagle.com or call (416) 947-1212.

About Agnico Eagle Mines Limited

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.